
02005697

D STATES
...XCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
FEB 26 2002
354
WASH, D.C.
SECTION

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SEC FILE NUMBER
8-45305

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MALARIO CORP. D/B/A GLOBAL ACCESS FINANCIAL SERVICES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1983 MARCUS AVENUE SUITE 127
(No. and Street)

LAKE SUCCESS (City) NEW YORK (State) 11042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD FLYNN 516-352-5585
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WISBAUER MICHAEL
(Name — *if individual, state last, first, middle name*)

60-60 FRESH POND ROAD (Address), MASPETH (City) NEW YORK (State) 11378 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/21

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK ZULLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MALARIO CORP. D/B/A GLOBAL ACCESS FINANCIAL SERVICES, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JOSEPH CASELLA
NOTARY PUBLIC, State of New York
No. 01CA4822246
Qualified in Suffolk County
Commission Expires Sept. 30, 2002

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MALARIO CORP.
D/B/A/ GLOBAL ACCESS FINANCIAL SERVICES

FINANCIAL STATEMENTS

DECEMBER 31, 2001

MALARIO CORP.
D/B/A GLOBAL ACCESS FINANCIAL SERVICES
TABLE OF CONTENTS
DECEMBER 31, 2001

CPA

MICHAEL WISBAUER
Certified Public Accountant

639 Main Street
Stroudsburg, PA 18360
(570)-476-1040

60-60 Fresh Pond Road
Maspeth, N.Y. 11378
(718) 417-0473
(718) 386-4039
FAX: (718) 381-9117

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
of Malario Corp. D/B/A/ Global Access Financial Services:

We have audited the accompanying balance sheet of Malario Corp. D/B/A/ Global Access Financial Services, as of December 31, 2001, and the related statements of operations, stockholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Malario Corp. D/B/A/ Global Access Financial Services at December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.



Michael Wisbauer
Certified Public Accountant

February 25, 2002

MALARIO CORP.
D/B/A GLOBAL ACCESS FINANCIAL SERVICES
BALANCE SHEET
AS OF DECEMBER 31, 2001

ASSETS

CURRENT ASSETS	
Cash	$ 78,763
Clearance account	25,339
Accounts receivable	89,655
Employee loan receivable	200
Due from related parties	115,302
Prepaid expenses	25,527
Total Current Assets	334,786
PROPERTY, PLANT AND EQUIPMENT	
Equipment	155,582
Less: Accumulated depreciation	(58,421)
Lease equipment	3,356
Less: Accumulated depreciation	(719)
Net Assets	99,798
OTHER ASSETS	
Security deposits	20,965
Total Assets	$ 455,549

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 136,796
Total Current Liabilities	136,796
SHAREHOLDERS' EQUITY	
Common stock no par value, authorized 300 shares; issued and outstanding 300 shares	2,000
Additional paid in capital	438,570
Retained earnings	(121,817)
Total Stockholders' Equity	318,753
Total Liabilities And Stockholders' Equity	$ 455,549

See accompanying notes to the financial statements and accountants report.

MALARIO CORP.
D/B/A GLOBAL ACCESS FINANCIAL SERVICES
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$ 3,127,340
Data service revenue and fees	437,375
Total revenues	3,564,715
Cost of Sales	2,294,962
Gross Margin	1,269,753
OPERATING COSTS AND EXPENSES:	
Officer's salaries	234,312
Employee's salaries	568,335
Fringe benefits	134,129
Rent	65,870
Insurance	2,794
Professional fees	40,842
Consulting	29,074
Computer supplies	4,830
Communications	68,162
General and administrative	57,354
Travel and entertainment	40,096
Office expense	20,259
Security licenses	29,238
Depreciation and amortization	30,615
Total operating costs and expenses	1,325,910
Other (Income) And Expenses:	
Interest income	(5,810)
Interest expense	180
Total other income and expenses	(5,630)
Net Income (Loss)	(50,527)
Retained earnings at beginning of year	$ (71,290)
Net loss	(50,527)
Retained earnings at end of year	$ (121,817)

See accompanying notes to the financial statements and accountants report.

MALARIO CORP.
D/B/A GLOBAL ACCESS FINANCIAL SERVICES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operation	
Net income (loss)	$ (50,527)
Adjustments to reconcile net income to net cash provided by (used in) operations:	
Depreciation and amortization	30,615
Change in operating assets and liabilities:	
(Increase) Decrease in:	
Clearance account	7,406
Accounts receivable	141,352
Prepaid expenses	11,783
Due from related parties	(115,302)
Other Assets	850
Increase (Decrease) in:	
Accounts payable and accrued expenses	(75,125)
Accrued payroll and related expenses	(19,222)
Security deposit	(13,491)
Net cash provided by (used in) operating activities	(81,661)
Cash flows from investing activities:	
Purchase of equipment	(28,238)
Net cash used in investing activities	(28,238)
Cash flows from financing activities:	
Payments on capital lease obligations	(604)
Accrued interest income	228
Employee loan receivable	11,300
Net cash provided by (used in) financing activities	10,924
Net increase (decrease) in cash	(98,975)
Cash at beginning of period	177,738
Cash at end of period	$ 78,763

See accompanying notes to the financial statements and accountants report.

MALARIO CORP.
D/B/A GLOBAL ACCESS FINANCIAL SERVICES
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2001

Stockholders' equity at beginning of year	$ 369,280
Increase: Net loss	(50,527)
Stockholders' equity at end of year	$ 318,753

MALARIO CORP.
D/B/A/ GLOBAL ACCESS FINANCIAL SERVICES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

On October 12, 2000 all outstanding shares of Malario Corp. were acquired by Global Access Holdings, Inc. Malario Corp. is now a wholly owned subsidiary of Global Access Holdings, Inc. The former directors of Malario Corp. now own a majority of the outstanding stock in Global Access Holdings, Inc., therefore; this is not expected to have a material effect on Malario Corp. These statements report only on the activities of Malario Corp., doing business as, Global Access Financial Services, formerly doing business as Shamrock Financial Services.

Malario Corp., D/B/A/ Global Access Financial Services (the "Company") provides brokerage services in all 50 states and the District of Columbia. Global Access Financial Services does not engage in underwriting, principal trading or market making.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash on hand and in banks, and other debt instruments with maturity of three months or less, to be cash and cash equivalents.

Fixed Assets

Fixed assets, primarily consisting of computer equipment, are stated at cost and depreciated over their useful lives using the straight-line method.

Revenue Recognition

Revenue is generated mainly from brokerage services provided in the form of transaction fees and recognized in the month of the transaction. The Company maintains its records on a calendar year and utilizes the accrual basis of accounting, as is required by the NASD.

Income Taxes

The Company has a prior year Net Operating Loss carry forward of $76,000 and operated at a loss for the current year; therefore, a provision for income tax is not required.

2. OPERATING LEASE

The Company's corporate office is located in Lake Success, New York. The company has entered into a seven-year lease commencing October 2000, this lease requires the Company to be responsible for the payment of rent, prorated property taxes, utilities, insurance and miscellaneous items as occurred. The monthly rent for 2001 is estimated at $4,700.

3. SIGNIFICANT EVENTS

The Company is among the defendants in a lawsuit where the plaintiff is seeking damages in the amount of $160,000. It is management's opinion that settlement of this action will not have a material adverse effect on the company's financial position, liquidity or results of operation. Therefore no allowance for any potential damages resulting from this action is warranted.

4. RELATED PARTIES

The Company allocates expenses attributable to Global Access Holdings, Inc. and its subsidiaries. The Company is reimbursed for these expenses. The outstanding balance is included as Due from Related Parties.

CPA

MICHAEL WISBAUER
Certified Public Accountant

639 Main Street
Stroudsburg, PA 18360
(570)-476-1040

60-60 Fresh Pond Road
Maspeth, N.Y. 11378
(718) 417-0473
(718) 386-4039
FAX: (718) 381-9117

FEBRUARY 25, 2002

TO: BOARD OF DIRECTORS AND STOCKHOLDERS OF
MALARIO CORP. D/B/A/ GLOBAL ACCESS
FINANCIAL SERVICES

Based on my audit of your December 31, 2001
financial statements I have determined that
no inadequacies exist in your accounting
system, internal accounting control and
procedures for safeguarding securities.



MICHAEL WISBAUER
Certified Public Accountant

GLOBAL ACCESS FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

(AUDITED)

CAPITAL		
CAPITAL STOCK	$ 440,570	
RETAINED EARNINGS	(71,290)	
PROFITS AND COMMISSION INCOME	3,564,715	
	$3,933,994	
MINUS SALARIES AND OFFICE EXPENSE	3,615,241	
TOTAL CAPITAL		$ 318,753
DEDUCTIONS		
ACCOUNTS RECEIVABLE	16,429	
FIXED ASSETS	99,798	
SECURITY DEPOSITS	20,964	
OTHER ASSETS	115,503	
PREPAID EXPENSES	25,527	
TOTAL DEDUCTIONS		$ 278,221
NET CAPITAL		$ 40,532

RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL AND FOCUS PART IIA

AUDITED NET CAPITAL	$ 40,532
NET CAPITAL FOCUS PART IIA	42,148
DIFFERENCE	$ (1,616)
RECONCILING ITEMS	
AUDIT ADJUSTMENTS:	
RECORD ACCRUED EXPENSES	$ (1,616)
TOTAL RECONCILING ITEMS	$ (1,616)